Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 24, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
PIA BBB Bond Fund (“BBB Bond Fund”) (S000005064)
PIA MBS Bond Fund (“MBS Bond Fund”) (S000005067)
PIA Short-Term Securities Fund (“Short-Term Fund”) (S000005065)
PIA Moderate Duration Bond Fund (“Moderate Duration Fund”) (S000005066)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of March 2, 2010 and a follow-up conversation on March 16, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 309 to its registration statement.  PEA 309 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on January 29, 2010, for the purpose of conforming the Trust’s prospectuses for its series, PIA BBB Bond Fund, PIA MBS Bond Fund, PIA Short-Term Securities Fund and PIA Moderate Duration Bond Fund (each a Fund, together the “Funds”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectuses

1.	Staff Comment: If the Funds plan to utilize the Summary Prospectus, please provide the legend required by Rule 498(b)(1)(v).

Response:  The Trust responds by stating that the Funds do intend to utilize a summary prospectus, so a 497K filing will be made for each of the Funds on or prior to the date of first use.  The form of legend disclosure the Trust will use for the summary prospectuses is as follows:

“Before you invest, you may want to review the Fund’s statutory prospectus and statement of additional information, which contain more information about the Fund and its risks.  The current statutory prospectus and statement of additional information dated March 30, 2010, are incorporated by reference into this Summary Prospectus. You can find the Fund’s statutory prospectus, statement of additional information and other information about the Fund online at http://www.piamutualfunds.com/.  You can also get this information at no cost by calling 1-800-251-1970 or by sending an email request to PIAmutualfunds@pacificincome.com.”

2.
Staff Comment:  In the Summary Section – Investment Objective/Goal for each Fund, please remove the sentences of each paragraph that do not state the Fund’s objective (i.e., the last two sentences for the BBB Bond Fund, the last three sentences for the MBS Bond Fund, the last sentence for the Short-Term Fund and the last sentence for the Moderate Duration Fund).

Response:  The Trust responds by deleting the sentences as requested.

3.
Staff Comment:  In the Fees and Expenses of the Fund table for each of the BBB Bond Fund and MBS Bond Fund, please show the management fees as 0.00% and provide a brief footnote to explain the separate fees charged to clients.

Response:  The Trust responds by (1) making the requested change so that the Fees and Expenses of the Fund tables reflect “Management Fee – None”; (2) modifying each footnote 1 to read: “Pacific Income Advisers, Inc. (the “Adviser”) will not charge a fee for its advisory services to the Fund.  However, investors in the Fund are clients of the Adviser and pay the Adviser an advisory fee to manage their assets, which include assets invested in the Fund.  The Adviser has voluntarily agreed to pay for all operating expenses (excluding acquired fund fees and expenses - “AFFE”) incurred by the Fund through at least March 30, 2011 (the “voluntary expense limitation”).  This waiver arrangement may be discontinued at any time after March 30, 2011 as long as the Adviser provides Fund shareholders with written notice six months in advance of the discontinuance.  The Adviser may not recoup amounts subject to the voluntary expense limitation in future periods.  The table shows the net expenses of the Fund as 0.0X% (without AFFE net expenses would be 0.00%) reflecting the fact that the Fund is used to implement certain fixed-income strategies that are offered to Eligible Investors (as such are defined in the statutory Prospectus).  Investors should carefully consider the separate fees charged in connection with investment in the Fund;” (3) adding two lines to the Fees and Expenses of the Fund table: (a) “Less: Expense Reimbursement” and (b) “Net Annual Fund Operating Expenses” showing a 0.0X% result; and (4) eliminating footnote 2 as the information from footnote 2 has now been combined into footnote 1.

The Trust believes that the caption to be used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows discretionary language to be used in the caption by stating, “The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and Embarcadaro that use the same language the Trust wishes to use.

4.
Staff Comment:  Footnote 2 to the Fees and Expenses of the Fund table for each of the BBB Bond Fund and MBS Bond Fund, regarding a voluntary waiver, may only be included if the commitment extends for one year from the date of the Prospectus.  If the Advisor wishes to make the one year commitment, you may include the waiver information in a footnote.  If the Advisor does not intend to extend the voluntary waiver for a full year, then the information regarding the voluntary waiver should be removed from the Summary Section and moved to the back of the statutory prospectus.  Additionally, and as was discussed on March 16, 2010, if there is a one-year commitment of the voluntary waiver, the Fees and Expenses of the Fund table may reflect the fee waiver/expense limitation similar to the display for a contractual expense limitation.

Response:  The Trust responds by stating that the Advisor agrees to extend the voluntary waiver for a full year from the date of the Prospectus.  Please see the response to Staff Comment 3 which shows the revised footnote 1 which addresses this comment as well.  Additionally, the Fees and Expenses of the Fund table has been updated to reflect the waiver.

5.
Staff Comment:  In the Summary Section – Principal Risks of Investing in the Fund, “Who Should Invest in the Fund,” for each applicable Fund, this disclosure describes who should not invest in the Fund rather than for whom investment in the Fund is intended.  Please remove this section.

Response:  The Trust responds by deleting the disclosure as suggested.

6.
Staff Comment:  The statement appearing after the Average Annual Total Returns table for the MBS Bond Fund regarding “The return after taxes on distributions and sale of Fund shares is higher than its return before taxes when a net capital loss occurs upon the redemption of Fund shares.” does not appear to be applicable.  Please remove this disclosure.

Response:  The Trust responds by removing this disclosure as suggested.

7.
Staff Comment:  In the BBB Bond Fund and MBS Bond Fund prospectus in the sections titled, Principal Investment Strategies, Related Risks and Portfolio Holdings Information under the sub-heading, “How We Invest Our Assets – First We Allocate Among Types of [___]-Rated Bonds,” please define what is meant by a full market cycle for each Fund.

Response:  The Trust responds by adding the following sentence after the sentence that mentions full market cycle for each Fund: “A full market cycle is the time period from economic expansion to economic recession.”

8.
Staff Comment: Footnote 1 to the Fees and Expenses of the Fund table for each of the Short-Term Fund and Moderate Duration Fund, regarding a voluntary waiver, may only be included if the commitment extends for one year from the date of the Prospectus.  If the Advisor wishes to make the one year commitment, you may include the waiver information in a footnote.  If the Advisor does not intend to extend the voluntary waiver for a full year, then the information regarding the voluntary waiver should be removed from the Summary Section and moved to the back of the statutory prospectus.  Additionally, and as was discussed on March 16, 2010, if there is a one-year commitment of the voluntary waiver, the Fees and Expenses of the Fund table may reflect the fee waiver/expense limitation similar to the display for a contractual expense limitation.

Response:  The Trust responds by: (1) modifying footnote 1 for each Fund as follows:  “Pacific Income Advisers, Inc. (“the Adviser) has agreed to voluntarily waive all or a portion of its management fees and/or pay expenses of the Fund to the extent necessary to limit Net Annual Fund Operating Expenses for the Fund (excluding AFFE) to [0.XX%] (the “voluntary expense limitation”) through at least March 30, 2011.  This waiver arrangement may be discontinued at any time after March 30, 2011.  The Adviser may not recoup amounts subject to the voluntary expense limitation in future periods.”; and (2) adding two lines to the Fees and Expenses of the Fund table: (a) “Less: Fee Waiver and/or Expense Reimbursement” and (b) “Net Annual Fund Operating Expenses” showing a 0.XX% result.

The Trust believes that the caption to be used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows discretionary language to be used in the caption by stating, “The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and Embarcadaro that use the same language the Trust wishes to use.

9.
Staff Comment:  In the Summary Section for each of the Short-Term Fund and Moderate Duration Fund under the heading, “Principal Investment Strategies of the Fund,” please move the sentence, “This non-fundamental policy may only be changed upon 60 days’ written notice to shareholders.” to Item 9.

Response:  The Trust responds by deleting this sentence and noting that this disclosure already appears in Item 9.

10.
Staff Comment:  In the Summary Sections for the Short-Term Fund and the Moderate Duration Fund under the heading, “Principal Investment Strategies of the Fund,” it states that, “The Fund primarily invests in securities issued or guaranteed by the U.S. Government and its agencies, mortgage-backed securities and investment grade debt securities.”  Please disclose whether there are any quality parameters for mortgage-backed securities and if so, what those parameters are.

Response:  The Trust responds by amending the sentence stated for each Fund as follows:  “The Fund primarily invests in securities issued or guaranteed by the U.S. Government and its agencies, investment grade mortgage-backed securities and investment grade debt securities.”

11.
Staff Comment:  In the Summary Section for the Moderate Duration Fund under the heading, “Principal Investment Strategies of the Fund,” please disclose what is meant by the word, “bonds” in the first sentence.  Please state whether this includes the securities listed in the 30% basket referenced later in the section.

Response:  The Trust responds by modifying the first sentence to remove the quote marks around the word “bonds”, as the Trust believes that no further clarification is necessary regarding what is meant by that word.  As to the latter half of the comment, the Trust responds by stating that the securities listed in the sentence referring to the 30% basket (i.e., debt futures contracts, option contracts, options on securities and options on debt futures, credit swaps, interest rate swaps and other derivative securities) are not meant to be included in the 80% bond basket.

12.
Staff Comment:  In the Moderate Duration Fund’s Summary Section – Principal Investment Risks, please provide greater detail with respect to “non-diversification risk,” indicating that changes in a single security may have a greater effect on the Fund.

Response:  The Trust responds by modifying the risk disclosure for the Fund as follows:

•
Non-Diversification Risk:  The Fund is a non-diversified investment company.  As such, it will invest in fewer securities than diversified investment companies and its performance may be more volatile because changes in a single security in the Fund’s portfolio may have a greater effect on the Fund.  If the securities in which the Fund invests perform poorly, the Fund could incur greater losses than if the Fund was diversified.

13.	Staff Comment: In each applicable Fund’s Summary Section – Principal Risks of Investing in the Fund, please disclose that “portfolio turnover risk” may include higher costs and a higher tax liability.

Response: The Trust responds by modifying the risk disclosure as follows:

Portfolio Turnover Risk: A high portfolio turnover rate (100% or more) has the potential to result in the realization and distribution to shareholders of higher capital gains, which may subject you to a higher tax liability.  A high portfolio turnover rate also leads to higher transactions costs.  ~~This may subject you to a higher tax liability.~~

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust